10029806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53508 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Indian Harbor, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

Cos Cob (City) CT (State) 06807-2755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin 203-862-0400
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor, (Address) Stamford (City) CT (State) 06902 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond**

unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Stephen McMenamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indian Harbor, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Partner

Title

Notary Public

Laura Barrow
Notary Public - Connecticut
My Commission Expires
April 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

# Indian Harbor, LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 24, 2010

**Indian Harbor, LLC**

**Statement of Financial Condition**
**December 31, 2009**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 5,277,369 |
| Fees receivable | | 1,475,424 |
| Property and equipment, net of accumulated depreciation of $170,735 | | 525,466 |
| Other assets | | 124,518 |
| | $ | 7,402,777 |
| | | |
| **Liabilities and Members' Equity** | | |
| Compensation payable to member | $ | 1,630,589 |
| Accrued commissions payable | | 1,278,436 |
| Other accrued expenses | | 148,121 |
| **Total liabilities** | | 3,057,146 |
| | | |
| Members' equity | | 4,345,631 |
| | $ | 7,402,777 |

See Notes to Statement of Financial Condition.

## Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities, one of which is affiliated with one of the Company's members (see Note 2). Its revenue is derived from a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax.

Accounting estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Newly adopted accounting pronouncements: In May 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on subsequent events, which is effective for the Company December 31, 2009. This guidance addresses the disclosure of events that occur after the balance sheet date, but before financial statements are issued or available to be issued. The adoption of this guidance did not have a significant impact on the Company's financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "FASB Codification"), which is effective for the Company's year ended December 31, 2009. The FASB Codification does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. Under the FASB Codification there is a single source of authoritative U.S. GAAP for non-governmental entities and this has superseded all other previously issued non-SEC accounting and reporting guidance. The adoption of the FASB Codification did not have any impact on the Company's financial statements.

The FASB has issued Accounting Standards Codification ("ASC") Topic 740 (formerly Interpretation No. 48), *Accounting for Uncertainty in Income Taxes*. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

**Note 2. Concentrations**

The managing member and majority owner of the Company's major client is also a member of the Company. The major client accounted for 99% of total revenues earned during 2009 and 100% of fees receivable as of December 31, 2009. Substantially all of the Company's cash and cash equivalents are held in uninsured money market mutual funds and at a major commercial bank. Management does not expect any losses to result with respect to any of these concentrations.

**Note 3. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2009, the Company had net capital of $3,656,369, which was $3,406,369 in excess of its required net capital of $250,000.

**Note 4. Commitments and Contingencies**

The Company leases office space from a related company at market rates. The Company is obligated under a non-cancelable operating lease, with this related party, for office space expiring April 30, 2013. The aggregate minimum future payments under this lease, exclusive of required payments for increases in real estate taxes and operating costs, are payable as follows:

| Year ending December 31, | | |
|---|---|---|
| 2010 | $ | 215,446 |
| 2011 | | 223,840 |
| 2012 | | 232,234 |
| 2013 | | 78,344 |
| | $ | 749,864 |

**Note 5. Employee Benefit Plan**

The Company maintains a defined contribution 401 (k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company may make discretionary profit sharing contributions to the Plan. The Company's discretionary profit sharing contribution for 2009 was $388,240.

**Note 6. Equipment and Leasehold Improvements**

Details of equipment and leasehold improvements at December 31, 2009 are as follows:

| | | |
|---|---|---|
| Equipment | $ | 194,692 |
| Furniture | | 252,478 |
| Software | | 21,500 |
| Leasehold improvements | | 412,130 |
| | | 880,800 |
| Less accumulated depreciation | | (355,334) |
| | $ | 525,466 |

## Note 7. Income Taxes

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2006. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

## Note 8. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available for distribution on February 24, 2010, and determined there have not been any events that have occurred that would require adjustments to the unaudited financial statements.

McGladrey & Pullen
Certified Public Accountants

## Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members
Indian Harbor, LLC
Greenwich, Connecticut 06830

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Indian Harbor LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 24, 2010
Stamford, Connecticut

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

**Transitional Assessment Reconciliation**

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

SIPC-7T
(29-REV 12/09)

1 Name of Member, address, Designated Examining Authority 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

8-53508 FINRA Dec-09
Indian Harbor, LLC
One River Road
Cos Cob CT 6807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Stephen McMenamin (203) 862-0400

| | | | |
|---|---|---|---|
| 2 A. | General assessment (item 2e from page 2 but not less than $150 minimum) | | $ 15,361 |
| B. | Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 01/8/09 and 7/24/09 Date Paid | | ( 1,308 ) |
| C. | Less prior overpayment applied | | ( ) |
| D. | Assessment balance due or (overpayment) | | 14,053 |
| E. | Interest computed on late payment (see instructions E) for ______ days at 20% per annum | | - |
| F. | Total assessment and interest due (or overpayment carried forward) | | $ 14,053 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 14,053 | |
| H. | Overpayment carried forward | $( - ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Indian Harbor, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member
(Title)

Dated the 22 day of Feb, 20 10

**This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
**Eliminate cents**

| Item No. | | |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 6,144,270 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | - |
| (2) Net loss from principal transactions in securities in trading accounts | | - |
| (3) Net loss from principal transactions in commodities in trading accounts. | | - |
| (4) Interest and dividend expense deducted in determining item 2a. | | - |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | - |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | - |
| (7) Net loss from securities in investment accounts. | | - |
| Total additions | | - |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | - |
| (2) Revenues from commodity transactions. | | - |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | - |
| (4) Reimbursements for postage in connection with proxy solicitation. | | - |
| (5) Net gain from securities in investment accounts. | | - |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | - |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | - |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | | - |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ - | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ - | |
| Enter the greater of line (i) or (ii) | | - |
| Total deductions | | - |
| 2d. SIPC Net Operating Revenue | | $ 6,144,270 |
| 2e. General Assessment @ .0025 | | $ 15,361 (to page 1 but not less than $150 minimum) |